UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 28, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: May 28, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Samuel Patterson	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: sam@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Transitional Services and Separation Agreement with Former Chairman and CEO

SHANGHAI, China, May 28, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a marketing and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that on May 27, 2015, it entered into a Transitional Services and Separation Agreement (“TSSA”) with Mr. Don Dongjie Yang, Acorn’s co-founder and former chairman and chief executive officer.

Under the terms of the TSSA, Mr. Yang, has agreed to provide Acorn various services to facilitate a transition in management and governance of Acorn and its various subsidiaries and consolidated affiliated variable interest entities (or “VIEs”). Among other things, Mr. Yang will procure the transfer of all interests in Acorn’s four VIEs to two individuals, Mr. Kuan Song and Ms. Pan Zong, who are employees of Borrelli Walsh (a specialist corporate advisory, recovery, restructuring and forensic accounting firm), to serve as the VIE’s replacement nominee shareholders. Mr. Kuan Song and Ms. Pan Zong, who are both PRC citizens, will respectively hold 90% and 10% of the equity interest in each of the VIEs. Pursuant to various contractual arrangements to be entered into with each of the new nominee shareholders concurrently with the transfer of the equity interest in the VIEs, Acorn and its wholly owned subsidiaries will continue to be able to direct the day-to-day operational and financial activities of its VIEs. These VIE arrangements are more fully described in Acorn’s 2014 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 13, 2015.

Acorn will also acquire the 6,518,656 Acorn ordinary shares held by Mr. Yang through his wholly-owned company, D.Y. Capital, Inc., for nominal aggregate consideration of $1.00. These shares represent approximately 7.3% of Acorn’s total outstanding ordinary shares as of March 31, 2015 and are equivalent to 2,172,885 of the Company’s American depository shares (“ADSs”) (with one ADS equivalent to three ordinary shares). Promptly following acquisition of the shares, Acorn will cancel the shares reducing its issued and outstanding shares accordingly. Based solely on the closing price of Acorn’s ADSs on the New York Stock Exchange on May 27, 2015 (the last trading day before this announcement), the 6,518,656 ordinary shares of the Company (equivalent to 2,172,885 ADSs) to be acquired for $1.00 (in aggregate) and canceled had a value of approximately $3.3 million.

In addition, the TSSA provides for a mutual waiver and release of all claims (if any) that Acorn or Mr. Yang (and their associated entities and persons) may have against one another for any matters arising or occurring prior to May 27, 2015 (the date of the TSSA), as well as restrictions on use of confidential Acorn information, and a one-year non-compete and non-solicit undertakings by Mr. Yang. In consideration for Mr. Yang’s years of services and obligations under the TSSA, Acorn has agreed to pay Mr. Yang $750,000 as a severance payment. Half of the payment will be made upon and subject to the perfection of the various filings and approvals necessary to transfer the VIE interests to Mr. Song and Ms. Zong.

The TSSA was exclusively considered and negotiated on behalf of Acorn by a committee of Acorn’s board of directors comprised of three independent directors who are unaffiliated with any member of Acorn’s current or former management team.

“As a co-founder of our business, Don has been a key figure in Acorn’s history and development, and we thank Don for his invaluable years of service and tireless dedication. We wish him the very best.” stated Mr. Robert Roche, Acorn’s chief executive officer and the chairman of its board of directors.

Cautionary Statement concerning Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things the Company’s expectation to its ability to effectively transition the management responsibilities and authorization over the various business divisions of the Company and its subsidiaries as a result of Mr. Yang’s departure, the ability to transfer the equity interest of its VIEs to the new shareholder nominees and the impact of the repurchase and cancelation of 6,518,656 ordinary shares of the Company on the trading price and volume of the ADSs. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating multiple direct sales platforms and a nationwide distribution network. Acorn’s direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://chinadrtv.investorroom.com/.

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